FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer
Great Panther Silver Limited (“Great Panther” or “the Company”)
800 – 333 Seymour Street
Vancouver, BC V6B 5A6

Item 2.	Date of Material Change
May 30, 2013

Item 3.	News Release
A news release with respect to this material change report was issued by Great Panther on May 30, 2013 through MarketWired and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change
On May 30, 2013, Great Panther announced a management change.

Item 5.	Full Description of Material Change

On May 30, 2013 Great Panther Silver Limited (TSX: GPR; NYSE MKT: GPL; or “the Company”) announced that Mr. Robert Archer, co-founder and CEO of the Company will resume the role of President and CEO upon the resignation of Mr. Martin Carsky effective immediately. Mr. Carsky resigned for personal reasons but has agreed to remain as consultant to the Company for a few months to assist with the transition of responsibilities.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted.

Item 8.	Executive Officer
Robert Archer
President & CEO
1-888-355-1766

Item 9.	Date of Report
DATED June 4, 2013.